DEJOUR ENERGY INC. ANNOUNCES COMPLETION OF
SHARE CONSOLIDATION AND NAME CHANGE TO “DXI
ENERGY INC.”

VANCOUVER, BRITISH COLUMBIA, October 27, 2015 - Dejour Energy Inc. (TSX:DEJ) (NYSE MKT: DEJ) (“Dejour” or “the Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced that its name has changed to DXI Energy Inc. It is anticipated the Company’s shares will commence trading on the Toronto Stock Exchange and the NYSE MKT under the new name and ticker symbol “DXI” upon the opening of the markets on Friday, October 30, 2015. The Company has also received a new CUSIP number (23286A104) for its shares.

The Company’s new website address, www.dxienergy.com, will also be launched on October 30, 2015.

The Company also announces the completion of a consolidation of the Company’s shares on a “one for five” basis resulting in a total of 36,494,609 issued and outstanding as of today. At the Company’s Annual General and Special Meeting held in Vancouver, B.C. on June 29, 2015, shareholders approved a consolidation of the Company’s shares on the basis of one post-consolidation share for every five pre-consolidation shares. The Company will not issue any fractional shares as a result of the consolidation. Instead, all fractional shares will be rounded down and cancelled. The consolidation is effective as of October 27, 2015.

Letters of Transmittal will be mailed to registered shareholders on October 27, 2015 to exchange their pre-consolidation Dejour Energy Inc. shares for post-consolidation DXI Energy Inc. shares. Registered shareholders should complete the letter of transmittal and return along with their original share certificate in order to receive a new DXI Energy Inc. share certificate. A copy of the Letter of Transmittal is also available on the Company’s SEDAR profile at www.sedar.com and on the Company’s website.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America's Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the NYSE MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Follow Dejour Energy's latest developments on: Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy.

Contact:
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dejour.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dejour.com